UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Declaration of Commerciality in the Sergipe-Alagoas Basin

—

Rio de Janeiro, December 30, 2021 - Petróleo Brasileiro S.A. – Petrobras, as the operator of Consortia BM-SEAL-4 and BM-SEAL-11, and the sole owner of the rights to the BM-SEAL-4A and BM-SEAL-10 Concessions, informs that it submitted today to the National Agency of Petroleum, Natural Gas and Biofuels (ANP), the declarations of commerciality of the oil accumulations located in the areas of the Discovery Evaluation Plans included in these concessions.

The BM-SEAL-4 and BM-SEAL-4A areas were acquired in 2000, in the 2nd Bidding Round under a Concession Agreement. The BM-SEAL-10 and BM-SEAL-11 areas were acquired in 2004, in the 6th Bidding Round under a Concession Agreement.

In the declarations sent to the regulator, the names suggested for the new fields were: Budião, Budião Noroeste, Budião Sudeste, Palombeta, Cavala, Agulhinha, and Agulhinha Oeste.

Petrobras intends to develop production from the above fields in two modules, called Sergipe Deepwater (SEAP) I and II, which foresee the installation of two FPSO-type platforms.

The first platform, planned to serve the SEAP I module, will be the P-81, scheduled to start production in 2026, with capacity to produce 120 thousand barrels of oil/condensate and flow 8 million m³ of gas per day. The second platform, planned to serve the SEAP II module, is in the contracting planning phase and is scheduled to start production after the 2022-2026 Strategic Plan horizon.

The SEAP I and II modules include the implementation of a new gas flow system connecting the two production modules to the Sergipan coast, with a capacity of 18 million m³ per day, which is in the planning stage, and scheduled to start operating after the 2022-2026 Strategic Plan horizon.

Petrobras is the operator of the BM-SEAL-4A and BM-SEAL-10 concessions with 100% interest, in the BM-SEAL-11 concession with 60%, in partnership with IBV Brasil Petróleo Ltda. (40%), and in BM-SEAL-4 concession with 75%, in partnership with ONGC Campos Ltda. (25%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

37°0'0"W
36°0'0"W
SE
Aracaju
42 km
PETROBRAS
100%
PETROBRAS
60%
BV
40%
Agulhinha
Agulhinha Oeste
Cavala
Budião NW
Budião
Palombeta
Budião SE
PETROBRAS
100%
PETROBRAS
75%
ONGC
25%
Sergipe-Alagoas Basin
km
0 5 10 20
LEGEND
PETROBRAS/PARTNERSHIP
OIL FIELDS
Bathymetry Bands
Cities
States Boundaries
Offshore Basins
Onshore Basins
Igneous and Metamorphic Terrain
-50 m
-100 m
-1000 m
-2000 m
-2500 m
-3000 m
11°0'0"S
12°0'0"S

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer